Prospectus supplement to prospectus dated June 4, 2007.
Filed Pursuant to Rule 424(b)(5)
Registration No. 333-143490
Ciena Corporation

$450,000,000
0.875% Convertible Senior Notes due 2017

The notes will bear interest at a rate of 0.875% per annum. We will pay interest on the notes on June 15 and December 15 of each year, beginning on December 15, 2007. The notes will mature on June 15, 2017.

Notes may be converted prior to maturity (unless earlier repurchased) at the option of the holder into shares of our common stock at the initial conversion rate of 26.2154 shares of our common stock per $1,000 in principal amount of notes, which is equal to an initial conversion price of approximately $38.15 per share.

Shares of our common stock are traded on The NASDAQ Global Select Market under the symbol “CIEN.” The closing sale price of our common stock on June 5, 2007 was $33.17 per share.

The notes are not redeemable prior to maturity.

You may require us to repurchase, for cash, all or a portion of your notes upon the occurrence of a fundamental change (as defined in this prospectus supplement) at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date or, in certain cases, to convert your notes at an increased conversion rate based on the price paid per share of our common stock in a transaction constituting a fundamental change.

The notes will be our senior unsecured obligations and will rank pari passu with all of our other senior unsecured debt and senior to all of our future subordinated debt. The notes will be structurally subordinated to all present and future debt and other obligations of our subsidiaries. In addition, the notes are effectively subordinated to all of our present and future secured debt to the extent of the value of the collateral securing such debt.

We do not intend to apply for a listing of the notes on any national securities exchange or for inclusion of the notes on any automatic quotation system.

See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	100.00%	$450,000,000
Underwriting discount	2.25%	$10,125,000
Proceeds to us, before expenses	97.75%	$439,875,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance, expected to be June 11, 2007.

To the extent Deutsche Bank Securities Inc. sells more than $450,000,000 in principal amount of notes, Deutsche Bank Securities Inc. will have a five-day option to purchase up to an additional $50,000,000 in principal amount of notes from us at the offering price less the underwriting discount.

Deutsche Bank Securities Inc. expects to deliver the notes through The Depository Trust Company against payment in New York, New York on June 11, 2007.

Deutsche Bank Securities

The date of this prospectus supplement is June 6, 2007.

Prospectus Supplement

Prospectus

Forward-Looking Statements	1
Where You Can Find More Information	1
Incorporation of Certain Information by Reference	1
The Company	2
Use of Proceeds	2
Ratio of Earnings to Fixed Charges	3
Legal Matters	3
Experts	3

You should rely only on the information provided or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell the notes in any jurisdiction where the offer or sale of the notes is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

When used in this prospectus supplement, except where the context otherwise requires, the terms “we,” “us” and “our” refer to Ciena Corporation.

We have a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year. For purposes of financial statement presentation, each fiscal year is described as having ended on October 31. Fiscal 2002, fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006 each comprised 52 weeks.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, including “Risk Factors” beginning on page S-7, and the financial statements and the notes to those statements and other information incorporated by reference, before making a decision whether to invest in the notes.

The Company

Ciena Corporation is a supplier of communications networking equipment, software and services that support the delivery and transport of voice, video and data services. Our products are used in communications networks operated by telecommunications service providers, cable operators, governments and enterprises around the globe. We specialize in transitioning legacy communications networks to converged, next-generation architectures, capable of efficiently delivering a broader mix of high-bandwidth services. By improving network productivity, reducing costs and enabling integrated services offerings, our products create business and operational value for our customers.

During the past several years, we have taken a number of significant steps to position Ciena to take advantage of market opportunities we see arising from increased demand for a broader mix of high-bandwidth services and new communications applications. Consumer demand for high-speed voice, video and data services and enterprise demand for reliable and secure connectivity are driving network transition to more efficient, simplified network infrastructures, better suited to handle higher bandwidth, multiservice traffic. To pursue these opportunities, we have expanded our product portfolio and enhanced product functionality through internal development, acquisition and partnerships. We have sought to build upon our historical expertise in core optical networking by adding complementary products in the metro and access portions of communications networks. This strategy has enabled us to increase penetration of our historical telecommunications service provider customers with additional products, and allowed us to broaden our addressable markets to include customers in the cable, government and enterprise markets.

Our principal office is located at 1201 Winterson Road, Linthicum, Maryland 21090, and our telephone number is (410) 865-8500.

The Offering

The following is a summary of some of the terms of the notes offered hereby. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Ciena Corporation

Securities Offered	$450,000,000 principal amount of 0.875% Convertible Senior Notes due 2017.

Over-allotment Option	To the extent the underwriter sells more than $450,000,000 in principal amount of notes, the underwriter will have a five-day option to purchase up to an additional $50,000,000 in principal amount of notes to cover such sales.

Interest	The notes will bear interest at an annual rate of 0.875%. Interest is payable on June 15 and December 15 of each year, beginning on December 15, 2007.

Maturity Date	June 15, 2017, unless earlier repurchased or converted.

Conversion Rate	The notes may be converted into shares of our common stock, initially at a conversion rate of 26.2154 shares of our common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $38.15 per share) prior to maturity, unless earlier repurchased.

Ranking	The notes will be our senior unsecured obligations and will rank pari passu with all of our other senior unsecured debt and senior to all of our future subordinated debt. The notes will be structurally subordinated to all present and future debt and other obligations of our subsidiaries. In addition, the notes are effectively subordinated to all of our present and future secured debt.

No Right of Redemption	The notes are not redeemable prior to maturity.

Sinking Fund	None.

Repurchase at Option of Holder Upon a Fundamental Change	If we undergo a fundamental change (as defined under “Description of the Notes—Repurchase at Option of the Holder Upon a Fundamental Change”), holders will, subject to certain exceptions, have the right, at their option, to require us to purchase for cash any or all of their notes at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to the repurchase date.

Adjustment to Conversion Rate Upon a Fundamental Change	If a holder elects to convert notes in connection with a specified fundamental change, we will in certain circumstances increase the conversion rate by a specified number of additional shares, depending on the price paid per share for our common stock in such fundamental change transaction, as described under “Description of the Notes—Adjustment to Conversion Rate Upon a Fundamental Change.”

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $439.6 million ($488.4 million if the underwriter exercises its option to purchase additional notes in full).

We intend to use approximately $38.3 million of the net proceeds from this offering (or approximately $42.5 million if the underwriter exercises its option to purchase additional notes in full) to purchase a call spread option on our common stock that is intended to limit exposure to potential dilution from conversion of the notes.

We intend to use the remaining net proceeds from this offering for general corporate purposes. These purposes may include the repurchase of all or a portion of our outstanding 3.75% Convertible Senior Notes due 2008, or the repayment of the principal amount of those notes at maturity. We may acquire the outstanding 3.75% convertible notes through tender offers, open market purchases, privately negotiated transactions or otherwise. See “Use of Proceeds.”

Call Spread Option	In connection with this offering, we will purchase from Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., a call spread option on our common stock. This transaction is expected to reduce the potential dilution upon conversion of the notes. We intend to use approximately $38.3 million of the net proceeds from this offering to pay the net cost of the call spread option. The call spread option will cover approximately 11.8 million shares of our common stock, which is the number of shares that will initially be issuable upon conversion of the notes in full. If Deutsche Bank Securities Inc. exercises its option to purchase additional notes, we intend to increase the number of shares of common stock covered by the call spread option by a proportionate amount.

Deutsche Bank AG, London Branch and its affiliates expect to engage in hedging transactions with respect to the call spread option. These hedging transactions involve entering into various derivative transactions such as swaps, with the initial hedging activity involving derivatives structured to achieve a similar position as would result from purchases of shares.

These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes.

In addition, Deutsche Bank AG, London Branch (and/or its affiliates) may modify its hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (including during any observation period related to the conversion of the notes), which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock. Also, Deutsche Bank AG, London Branch (and/or its affiliates) may borrow shares in the stock loan market in advance of and around the time of the offering of the notes and may continue to borrow shares throughout the terms of the notes and the call spread option, which could adversely affect the market price of our common stock and other equity-linked securities.

Listing	Our common stock is traded on The NASDAQ Global Select Market under the symbol “CIEN.” We do not intend to list the notes on any exchange.

Risk Factors	Investment in the notes involves risks. You should carefully consider the information under “Risk Factors” and all other information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the notes.

Trustee, Paying Agent and Conversion Agent	The Bank of New York

Summary Consolidated Financial Data

The summary consolidated historical financial data presented below (1) for each of the three fiscal years in the period ended October 31, 2006 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and (2) as of April 30, 2006 and 2007 and for the six months ended April 30, 2006 and 2007 are derived from our unaudited condensed consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended October 31, 2006 and our quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2007. Our unaudited summary consolidated financial statements include all adjustments necessary for a fair presentation of such financial statements. Except as otherwise disclosed in our public filings, such adjustments are of a normal recurring nature. In the opinion of management, our interim financial statements have been prepared on the same basis as our audited consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

Balance Sheet Data:

	Year Ended October 31,			As of April 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Cash, cash equivalents, short and long term investments	$1,268,823	$1,093,487	$1,199,964	$1,222,730	$1,222,515
Total assets	2,137,054	1,675,229	1,839,713	1,820,138	1,923,056
Current convertible notes payable	—	—	—	—	542,262
Long-term obligations, excluding current portion	824,053	761,398	924,484	919,675	376,955
Stockholders’ equity	$1,154,422	$735,367	$753,626	$724,778	$792,127

Statement of Operations Data:

				Six Months Ended
	Year Ended October 31,			April 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Revenue	$298,707	$427,257	$564,056	$251,605	$358,628
Cost of goods sold	226,954	291,067	306,275	138,244	203,170

Gross profit	71,753	136,190	257,781	113,361	155,458

Operating expenses:
Research and development	205,364	137,245	111,069	58,318	61,495
Selling and marketing	112,310	115,022	104,434	53,229	55,057
General and administrative	28,592	33,715	47,476	21,142	22,008
Amortization of intangible assets	30,839	38,782	25,181	12,590	12,590
In-process research and development	30,200	—	—	—	—
Restructuring costs (recoveries)	57,107	18,018	15,671	5,029	(1,200)
Goodwill impairment	371,712	176,600	—	—	—
Long-lived asset impairment	15,926	45,862	—	(6)	—
Recovery of sale, export, use tax liabilities and payments	(5,388)	—	—	—	—
Provisions for (recovery of) doubtful accounts, net	(2,794)	2,602	(3,031)	(2,851)	(10)
Gain on lease settlement	—	—	(11,648)	(11,648)	—

Total operating expenses	843,868	567,846	289,152	135,803	149,940

Income (loss) from operations	(772,115)	(431,656)	(31,371)	(22,442)	5,518
Interest and other income, net	25,936	31,294	50,245	20,459	31,742
Interest expense	(29,841)	(28,413)	(24,165)	(11,868)	(12,296)
Gain (loss) on equity investments, net	(4,107)	(9,486)	215	(733)	—
Gain (loss) on extinguishment of debt	(8,216)	3,882	7,052	7,052	—

Income (loss) before income taxes	(788,343)	(434,379)	1,976	(7,532)	24,964
Provision for income taxes	1,121	1,320	1,381	669	898

Net income (loss)	$(789,464)	$(435,699)	$595	$(8,201)	$24,066

Basic net income (loss) per common share	$(10.60)	$(5.30)	$0.01	$(0.10)	$0.28

Diluted net income (loss) per dilutive potential common share	$(10.60)	$(5.30)	$0.01	$(0.10)	$0.26

Weighted average basic common shares outstanding	74,493	82,170	83,840	83,251	85,076

Weighted average dilutive potential common shares outstanding	74,493	82,170	85,011	83,251	93,491

RISK FACTORS

Your investment in the notes involves certain risks. Before deciding to invest, you should consider carefully, among other matters, the following discussion of risks and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risk Factors Related to Our Business

If any of these risks are realized our business, prospects, financial condition, results of operations and our ability to service debt could be materially adversely affected.

We face intense competition that could hurt our sales and profitability.

The markets in which we compete for sales of networking equipment, software and services are extremely competitive, particularly the market for sales to telecommunications service providers. Competition in these markets is based on any one or a combination of the following factors: price, functionality, manufacturing capability, installation, services, existing business and customer relationships, scalability and the ability of products and services to meet the immediate and future network requirements of customers. A small number of very large companies have historically dominated the communications networking equipment industry. Many of our competitors have substantially greater financial, technical and marketing resources, greater manufacturing capacity and better established relationships with telecommunications carriers and other potential customers than we do. Recent consolidation activity among large networking equipment providers has caused some of our competitors to grow even larger, which may magnify their strategic advantages. On November 30, 2006, Alcatel completed its acquisition of Lucent. In June 2006, Nokia and Siemens agreed to combine their communications service provider businesses to create a new joint venture, and in January 2006, Ericsson completed its acquisition of certain key assets of Marconi Corporation plc’s telecommunications business. These mergers may adversely affect our competitive position.

We also compete with a number of smaller companies that provide significant competition for a specific product, application, customer segment or geographic market. These competitors often base their products on the latest available technologies. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly and may be more attractive to customers.

Increased competition in our markets has resulted in aggressive business tactics, including:

•	significant price competition, particularly from competitors in Asia;

•	early announcements of competing products and extensive marketing efforts;

•	“one-stop shopping” options;

•	competitors offering to repurchase our equipment from existing customers;

•	customer financing assistance;

•	marketing and advertising assistance;

•	competitors offering equity ownership positions to customers; and

•	intellectual property assertions and disputes.

The tactics described above can be particularly effective in an increasingly concentrated base of potential customers such as telecommunications service providers. If we fail to compete successfully in our markets our sales and profitability would suffer.

Our revenue and operating results can fluctuate unpredictably from quarter to quarter.

Our revenue can fluctuate unpredictably from quarter to quarter. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of future revenue. Any substantial adjustment to expenses to account for lower levels of revenue is difficult and takes time. Consequently, if our revenue declines, our levels of inventory, operating expense and general overhead would be high relative to revenue, resulting in additional operating losses.

Other factors contribute to fluctuations in our revenue and operating results, including:

•	the level of demand for our products and the timing and size of customer orders, particularly from large telecommunications carrier customers;

•	satisfaction of contractual customer acceptance criteria and related revenue recognition requirements;

•	delays, changes to or cancellation of orders from customers;

•	the availability of an adequate supply of components and sufficient manufacturing capacity;

•	the introduction of new products by us or our competitors;

•	the effects of consolidation of our customers, including our exposure to any changes in network strategy or reductions in capital expenditures for network infrastructure equipment;

•	readiness of customer sites for installation; and

•	changes in general economic conditions as well as those specific to our market segments.

Many of these factors are beyond our control, particularly in the case of large carrier orders and multi-vendor or multi-technology network infrastructure builds where the achievement of certain performance thresholds for acceptance is subject to the readiness and performance of the customer or other providers, and changes in customer requirements or installation plans. As a consequence, our revenue and operating results for a particular quarter may be difficult to predict and our prior results are not necessarily indicative of results likely in future periods. Any one or a combination of the factors above may cause our revenue and operating results to fluctuate from quarter to quarter.

Our gross margin may fluctuate from quarter to quarter and may be adversely affected by a number of factors, some of which are beyond our control.

Our gross margin fluctuates from quarter to quarter and may be adversely affected by numerous factors, including:

•	increased price competition;

•	customer, product and service mix in any period;

•	the effect of fluctuation in our services gross margin, which may decrease during the remainder of fiscal 2007 due to expected higher costs relating to the expansion of our internal resources for certain deployment activities;

•	sales volume during the period;

•	charges for excess or obsolete inventory;

•	changes in the price or availability of components for our products;

•	our ability to continue to reduce product manufacturing costs;

•	introduction of new products, with initial sales at relatively small volumes with resulting higher production costs; and

•	increased warranty or repair costs.

The factors discussed above regarding fluctuations in revenue and operating results can also affect our gross margin. Fluctuations in gross margin may make it difficult to maintain profitability. As a consequence, our gross margin for a particular quarter may be difficult to predict and our prior results are not necessarily indicative of results likely in future periods.

A small number of telecommunication service provider customers account for a significant portion of our revenue, which could adversely affect our business, financial condition and results of operations.

Primarily as a result of recent combinations between large service providers, our revenue has become increasingly concentrated among a relatively small number of customers. For the second quarter of fiscal 2007, three customers each accounted for greater than 10% of our revenue and 48.2% in the aggregate.

Consolidation of large telecommunication service providers is resulting in increased concentration of customer purchasing power and may result in a smaller number of large network infrastructure builds. This in turn may lead to constraints on pricing, fluctuations in revenue, increases in costs to meet demands of large customers and pressure to accept onerous contract terms. In addition, because a significant part of our revenue remains concentrated among telecommunications service providers, our business could be exposed to risks associated with a market-wide change in business prospects, competitive pressures or other conditions affecting telecommunications carriers. Any of these developments, or the loss of, or significant reductions in spending by, one or more of our large customers could have a material adverse effect on our business, financial condition and results of operations.

Network equipment sales to large communications service providers often involve lengthy sales cycles and protracted contract negotiations and may require us to assume terms or conditions that negatively affect our pricing, payment and timing of revenue recognition.

In recent years we have sought to add large communication service providers as customers for our products, software and services. Our future success will depend on our ability to maintain and expand our sales to these existing customers and add new customers. Sales to large communications service providers typically involve lengthy sales cycles, protracted or difficult contract negotiations, and extensive product testing and network certification. We are sometimes required to assume terms or conditions that negatively affect pricing, payment and the timing of revenue recognition in order to consummate a sale. This may negatively affect the timing of revenue recognition, which would, in turn, negatively affect our revenue and results of operations. Communications service providers may ultimately insist upon terms and conditions that we deem too onerous or not in our best interest. Moreover, our customers are typically not contractually obligated to purchase a certain amount of products or services from us and often have the right to reduce, delay or even cancel previous orders. As a result, we may incur substantial expenses and devote time and resources to potential relationships that never materialize or result in lower than anticipated sales.

Investment of research and development resources in technologies for which there is not a matching market opportunity, or failure to sufficiently or timely invest in technologies for which there is market demand, would adversely affect our revenue and profitability.

The market for communications networking equipment is characterized by rapidly evolving technologies and changes in market demand. To succeed in this market, we must continue to invest in research and development to enhance our existing products and create new ones. There is often a lengthy period between commencing a development initiative and bringing the new or revised product to market, and during this time, technology or the market may move in directions we did not anticipate. There is a significant possibility, therefore, that at least some of our development decisions will not turn out as anticipated, and that our investment in a project will be unprofitable. There is also a possibility that we may miss a market opportunity because we fail to invest, or invest too late, in a new product or an enhancement of an existing product that could have been highly profitable. Changes in the market may also cause us to discontinue previously planned investments in products, which can have a disruptive effect on relationships with customers that were anticipating the availability of a new product or feature. If we fail to make the right investments and to make them at the right time, our competitive position may suffer and our revenue and profitability could be harmed.

Product performance problems could damage our business reputation and negatively affect our results of operations.

The development and production of new products, and enhancements to existing products, are complicated and often involve problems with software, components and manufacturing methods. Due to the complexity of these products, some of them can be fully tested only when deployed in communications networks or with other equipment. We have introduced new or upgraded products recently and expect to continue to enhance and extend our product portfolio. Product performance problems are often more acute for initial deployments of new products and product enhancements. In addition, initial deployments of new or enhanced products, particularly into the networks of telecommunications carriers, often require costly and rigorous testing and satisfaction by certain standard setting organizations. Modifying our products to enable customers to integrate them into a new type of network architecture can entail added costs and risks. If significant reliability, quality, or network monitoring problems develop as a result of our product development, manufacturing or integration, a number of negative effects on our business could result, including:

•	increased costs associated with addressing software or hardware defects, including service and warranty expenses;

•	payment of liquidated damages for performance failures or delays;

•	high inventory obsolescence expense;

•	delays in collecting accounts receivable;

•	cancellation or reduction in orders from customers; and

•	damage to our reputation or legal actions by customers or end users.

Because we outsource manufacturing to contract manufacturers and use a direct order fulfillment model for certain of our products, we may be subject to product performance problems resulting from the acts or omissions of these third parties. These product performance problems could damage our business reputation and negatively affect our business and results of operations.

We may be required to write off significant amounts of inventory as a result of our inventory purchase practices, the convergence of our product lines and our supplier transitions.

To avoid delays and meet customer demand for shorter delivery terms, we place orders with our contract manufacturers and suppliers to manufacture components and complete assemblies based on forecasts of customer demand. As a result, our inventory purchases exposes us to the risk that our customers will not order those products for which we have forecasted sales, or will purchase fewer than the number of products we have forecasted. Our purchase agreements generally do not require that a customer guarantee any minimum purchase level and customers often may modify, reduce or cancel purchase quantities. As a result, we may purchase inventory based on forecasted sales and in anticipation of purchases that never come to fruition. Historically, we have been required to write off inventory as a result of the factors above. As features and functionalities converge across our product lines, we face an increased risk that customers may elect to forego purchases of a product we have inventoried in favor of purchasing another product.

In addition, we may be exposed to write offs due to significant inventory purchases deemed necessary in connection with the transition from one supplier to another, or resulting from a supplier’s decision to discontinue the manufacture of certain components necessary for our products. We may also be required to write off inventory as a result of the effect of environmental regulations such as the Restriction of the Use of Certain Hazardous Substances (RoHS), adopted by the European Union. As a result of previous component purchases that we based on forecasted sales, we currently hold inventory that includes non-compliant components. If we are unable to locate alternate demand for these non-compliant components outside of the European Union, we may be required to write off or write down this inventory. If we are required to write off or write down inventory, we may incur an accounting charge that could materially affect our results of operations for the quarter in which such charge occurs.

Shortages in component supply or manufacturing capacity could increase our costs, adversely affect our results of operations and constrain our ability to grow our business.

As we have expanded our product portfolio, increased our use of contract manufacturers and increased our product sales in recent years, manufacturing capacity and supply constraints related to components and subsystems have become increasingly significant issues for us. We have encountered component shortages that have affected our operations and ability to deliver products in a timely manner. Growth in customer demand for the communications networking products supplied by us, our competitors and other third parties, has resulted in supply constraints among providers of some components used in our products. In addition, environmental regulations, such as RoHS adopted by the European Union, have resulted in increased demand for compliant components from suppliers. As a result, we may experience delays or difficulty obtaining compliant components from suppliers. Component shortages and manufacturing capacity constraints may also arise, or be exacerbated by difficulties with our suppliers or contract manufacturers, or our failure to adequately forecast our component or manufacturing needs. If shortages or delays occur or persist, the price of required components may increase, or the components may not be available at all. If we are unable to secure the components or subsystems that we require at reasonable prices, or are unable to secure manufacturing capacity adequate to meet our needs, we may experience delivery delays and may be unable to satisfy our contractual obligations to customers. These delays may cause us to incur liquidated damages to customers and negatively affect our revenue and gross margin. Shortages in component supply or manufacturing capacity could also limit our opportunities to pursue additional growth or revenue opportunities and could harm our business reputation and customer relationships.

We may not be successful in selling our products into new markets and developing and managing new sales channels.

We continue to take steps to sell our expanded product portfolio into new geographic markets and to a broader customer base, including enterprises, cable operators, wireless operators and federal, state and local governments. We have less experience in these markets and believe, in order to succeed in these markets, we must develop and manage new sales channels and distribution arrangements. We expect these relationships to be an increasingly important part of the growth of our business and our efforts to increase revenue. Because we have only limited experience in developing and managing such channels, we may not be successful in reaching additional customer segments, expanding into new geographic regions, or reducing the financial risks of entering new markets and pursuing new customer segments. We may expend time, money and other resources on channel relationships that are ultimately unsuccessful. In addition, sales to federal, state and local governments require compliance with complex procurement regulations with which we have little experience. We may be unable to increase our sales to government contractors if we determine that we cannot comply with applicable regulations. Our failure to comply with regulations for existing contracts could result in civil, criminal or administrative proceedings involving fines and suspension or debarment from federal government contracts. Failure to manage additional sales channels effectively would limit our ability to succeed in these new markets and could adversely affect our ability to grow our customer base and revenue.

We may experience delays in the development and enhancement of our products that may negatively affect our competitive position and business.

Because our products are based on complex technology, we can experience unanticipated delays in developing, improving, manufacturing or deploying them. Each step in the development life cycle of our products presents serious risks of failure, rework or delay, any one of which could decrease the timing and cost-effective development of such products and could affect customer acceptance of such products. Unexpected intellectual property disputes, failure of critical design elements, and a host of other execution risks may delay or even prevent the introduction of these products. Our development efforts may also be affected, particularly in the near term, by the transfer of some of our research and development activity to our facility in India. Modification of research and development strategies and changes in allocation of resources could be disruptive to our development efforts. If we do not develop and successfully introduce products in a timely manner, our competitive position may suffer and our business, financial condition and results of operations would be harmed.

We must manage our relationships with contract manufacturers to ensure that our product requirements are met timely and effectively.

We rely on contract manufacturers to perform the majority of the manufacturing operations for our products and components and we are increasingly utilizing overseas suppliers, particularly in Asia. The qualification of our contract manufacturers is a costly and time-consuming process, and these manufacturers build products for other companies, including our competitors. We are constantly reviewing our manufacturing capability, including the work of our contract manufacturers, to ensure that our production requirements are met in terms of cost, capacity, quality and reliability. From time to time, we may decide to transfer the manufacturing of a product from one contract manufacturer to another, to better meet our production needs. Efforts to transfer to a new contract manufacturer or consolidate our use of suppliers may result in temporary increases in inventory volumes purchased in order to ensure continued supply. We may not effectively manage these contract manufacturer transitions and our new contract manufacturers may not perform as well as expected. Our reliance upon contract manufacturers could also expose us to risks that could harm our business related to difficulties with lead times, on-time delivery, quality assurance and product changes required to meet evolving environmental standards and regulations, such as RoHS. In addition, we do not have contracts in place with some of these providers and do not have guaranteed supply of components or manufacturing capacity. Our inability to effectively manage our relationships with our contract manufacturers, particularly overseas, could negatively affect our business and results of operations.

We depend on sole and limited source suppliers for our product components and the loss of a source or lack of availability of key components could increase our costs and harm our customer relationships.

We depend on a limited number of suppliers for our product components and subsystems, as well as for equipment used to manufacture and test our products. Our products include several components for which reliable, high-volume suppliers are particularly limited. Some key optical and electronic components we use in our products are currently available only from sole or limited sources. As a result of this concentration in our supply chain, particularly for optical components, our business and operations would be negatively affected if our suppliers were to experience any significant disruption affecting the price, quality, availability or timely delivery of components. Concentration in our supply chain can exacerbate our exposure to risks associated with vendors’ discontinuing the manufacture of certain components for our products. The loss of a source, or lack of availability, of key components could require us to redesign products that use those components, which would increase our costs and negatively affect our product gross margin. The partial or complete loss of a sole or limited source supplier could result in lost revenue, added costs and deployment delays that could harm our business and customer relationships.

Our failure to manage our relationships with service delivery partners effectively could adversely impact our financial results and relationship with customers.

We rely on a number of service delivery partners, both domestic and international, to complement our global service and support resources. We rely upon third party service delivery partners for the installation of our equipment in some larger network builds, which often include more onerous customization, installation, testing and acceptance terms. In order to ensure that we timely install our products and satisfy obligations to our customers, we must identify, train and certify additional appropriate partners. The certification of these partners can be costly and time-consuming, and these partners service products for other companies, including our competitors. We may not be able to effectively manage our relationships with our partners and we cannot be certain that they will be able to deliver our services in the manner or time required. If our service partners are unsuccessful in delivering services:

•	we may suffer delays in recognizing revenue in cases where revenue recognition is dependent upon product installation, testing and acceptance;

•	our services revenue and gross margin may be adversely affected; and

•	our relationship with customers could suffer.

Difficulties with service delivery partners could cause us to continue to transition a larger share of deployment and other services from third parties to internal resources, thereby increasing our related fixed costs and negatively affecting our services gross margin and results of operations.

We may incur significant costs and our competitive position may suffer as a result of our efforts to protect and enforce our intellectual property rights or respond to claims of infringement from others.

Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. This is likely to become an increasingly important issue as we expand our product development into India and the manufacture of products and components to contract manufacturers in Asia. These and other international operations could expose us to a lower level of intellectual property protection than in the United States. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps that we are taking will prevent unauthorized use of our technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In recent years, we have filed suit to enforce our intellectual property rights. From time to time we have also been subject to litigation and other third party intellectual property claims, including as a result of our indemnification obligations to customers or resellers that purchase our products. The frequency of these assertions is increasing as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Intellectual property claims can significantly divert the time and attention of our personnel and result in costly litigation. Intellectual property infringement claims can also require us to pay substantial royalties, enter into license agreements or develop non-infringing technology. Accordingly, the costs associated with third party intellectual property claims could adversely affect our business, results of operations and financial condition.

Our international operations could expose us to additional risks and result in increased operating expense.

We market, sell and service our products globally. We have established offices around the world, including in North America, Europe, Latin America and the Asia Pacific region. We have also established a development operation in India to pursue offshore development resources and are increasingly relying upon overseas suppliers, particularly in Asia, for materials sourcing of components and contract manufacturing of our products. We expect that our international activities will be dynamic during fiscal 2007, and we may enter new markets and withdraw from or reduce operations in others. These changes to our international operations will require significant management attention and financial resources. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of our products could impact our ability to maintain or increase international market demand for our products.

International operations are subject to inherent risks, and our future results could be adversely affected by a number of factors, including:

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	the impact of recessions in economies outside the United States;

•	reduced protection for intellectual property rights in some countries;

•	adverse tax and customs consequences, particularly as related to transfer-pricing issues;

•	social, political and economic instability;

•	trade protection measures, export compliance, qualification to transact business and other regulatory requirements;

•	effects of changes in currency exchange rates; and

•	natural disasters and epidemics.

Our efforts to offshore certain development resources and operations to India may not be successful and may expose us to unanticipated costs or liabilities.

We have established a development operation in India and expect to increase hiring of personnel for this facility during fiscal 2007. We have limited experience in offshoring our business functions, particularly development operations, and there is no assurance that our plan will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, offshoring to India involves significant risks, including:

•	difficulty hiring and retaining appropriate engineering resources due to increased competition for such resources;

•	the knowledge transfer related to our technology and exposure to misappropriation of intellectual property or confidential information, including information that is proprietary to us, our customers and other third parties;

•	heightened exposure to changes in the economic, security and political conditions of India;

•	currency exchange and tax risks associated with offshore operations; and

•	development efforts that do not meet our requirements because of language, cultural or other differences associated with international operations, resulting in errors or delays.

Difficulties resulting from the factors above and other risks associated with offshoring could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation. Our efforts to offshore certain development resources to India could be disruptive to our business and may cause us to incur substantial unanticipated costs or expose us to unforeseen liabilities.

Our exposure to the credit risks of our customers and resellers may make it difficult to collect receivables and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may have difficulty collecting receivables and could be exposed to risks associated with uncollectible accounts. We may be exposed to similar risks relating to third party resellers and other sales channel partners. While we monitor these situations carefully and attempt to take appropriate measures to protect ourselves, it is possible that we may have to write down or write off doubtful accounts. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur, and, if large, could have a material adverse effect on our operating results and financial condition.

Efforts to restructure our operations and align our resources with market opportunities could disrupt our business and affect our results of operations.

We have taken several steps, including reductions in force, office closures, and internal reorganizations to reduce the size and cost of our operations and to better match our resources with our market opportunities. We continue to make changes to our operations and allocation of resources in order to improve efficiency and match our resources with market opportunities. These changes could be disruptive to our business. In addition, our efforts in prior periods to reduce cost and improve efficiency have resulted in the recording of accounting charges. These include inventory and technology-related write-offs, workforce reduction costs and charges relating to consolidation of excess facilities. If we are required to take a substantial charge related to restructuring efforts, our results of operations would be adversely affected in the period in which we take such charge.

If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively.

Competition to attract and retain highly skilled technical and other personnel with experience in our industry is increasing in intensity and our employees have been the subject of targeted hiring by our competitors. We may experience difficulty retaining and motivating existing employees and attracting qualified personnel to fill key positions. It may be difficult to replace members of our management team or other key personnel, and the loss of such individuals could be disruptive to our business. Because we generally do not have employment contracts with our employees, we must rely upon providing competitive compensation packages and a high-quality work environment in order to retain and motivate employees. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively.

We may be required to assume warranty, service, development and other unexpected obligations in connection with our resale of complementary products of other companies.

We have entered into agreements with strategic partners that permit us to distribute the products of other companies. As part of our strategy to diversify our product portfolio and customer base, we may enter into additional resale and original equipment manufacturer agreements in the future. To the extent we succeed in reselling the products of these companies, we may be required by customers to assume certain warranty, service and development obligations. While our suppliers often agree to support us with respect to these obligations, we may be required to extend greater protection in order to effect a sale. Moreover, some of the companies whose products we resell are relatively small companies with limited financial resources. If they are unable to satisfy these obligations, we may have to expend our own resources to do so. This risk is amplified because the equipment that we are selling has been designed and manufactured by other third parties and may be subject to warranty claims, the magnitude of which we are unable to evaluate fully. We may be required to assume warranty, service, development and other unexpected obligations in connection with our resale of complementary products of other companies.

Strategic acquisitions and investments may expose us to increased costs and unexpected liabilities.

We may acquire or make strategic investments in other companies to add or expand the markets we address and diversify our customer base. We may also engage in these transactions to acquire or accelerate the development of products incorporating new technologies sought after by our customers. To do so, we may use cash, issue equity that would dilute our current shareholders’ ownership, incur debt or assume indebtedness. Strategic investments and acquisitions involve numerous risks, including:

•	difficulties in integrating the operations, technologies and products of the acquired companies;

•	diversion of management’s attention;

•	potential difficulties in completing projects of the acquired company and costs related to in-process projects;

•	the potential loss of key employees of the acquired company;

•	subsequent amortization expenses related to intangible assets and charges associated with impairment of goodwill;

•	ineffective internal controls over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act;

•	dependence on unfamiliar supply partners; and

•	exposure to unanticipated liabilities, including intellectual property infringement claims.

As a result of these and other risks, any acquisitions or strategic investments may not reap the intended benefits and may ultimately have a negative impact on our business, results of operation and financial condition.

We may be required to take further write-downs of goodwill and other intangible assets.

As of April 30, 2007, we had $232.0 million of goodwill on our balance sheet. This amount primarily represents the remaining excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At April 30, 2007, we had $76.7 million of other intangible assets on our balance sheet. The amount primarily reflects purchased technology from our acquisitions. At April 30, 2007, goodwill and other intangible assets represented approximately 16.1% of our total assets. During the fourth quarter of 2005, we incurred a goodwill impairment charge of approximately $176.6 million and an impairment of other intangibles of $45.7 million. If we are required to record additional impairment charges related to goodwill and other intangible assets, such charges would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our earnings per share or net loss per share could be materially adversely affected in such period.

We may be adversely affected by fluctuations in currency exchange rates.

Historically, our primary exposure to currency exchange rates has been related to non-U.S. dollar denominated operating expenses in Europe, Asia and Canada where we sell primarily in U.S. dollars. As we increase our international sales and utilization of international suppliers, we expect to transact additional business in currencies other than the U.S. dollar. As a result, we will be subject to the possibility of greater effects of foreign exchange translation on our financial statements. For those countries outside the United States where we have significant sales, a devaluation in the local currency would result in reduced revenue and operating profit and reduce the value of our local inventory presented in our financial statements. In addition, fluctuations in foreign currency exchange rates may make our products more expensive for customers to purchase or increase our operating costs, thereby adversely affecting our competitiveness. To date, we have not significantly hedged against foreign currency fluctuations; however, we may pursue hedging alternatives in the future. Although exposure to currency fluctuations to date has not had an adverse effect on our business, there can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our revenue from international sales and, consequently, our business, operating results and financial condition.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report a report containing management’s assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not such internal controls are effective. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of such internal controls. Compliance with these requirements has resulted in, and is likely to continue to result in, significant costs and the commitment of time and operational resources. Growth of our business, including our broader product portfolio and increased transaction volume, will necessitate ongoing changes to our internal control systems, processes and infrastructure, including our information systems. Our increasingly global operations, including our development facility in India and offices abroad, will pose additional challenges to our internal control systems as their operations become more significant. We cannot be certain that our current design for internal control over financial reporting, and any modifications necessary to reflect changes in our business, will be sufficient to enable management or our independent registered public accounting firm to determine that our internal controls are effective for any period, or on an ongoing basis. If we or our independent registered public accounting firm are unable to assert that our internal controls over financial reporting are effective, our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Our business is dependent upon the proper functioning of our information systems and upgrading these systems may result in disruption to our operating processes and internal controls.

The efficient operation of our business is dependent on the successful operation of our information systems. In particular, we rely on our information systems to process financial information, manage inventory and administer our sales transactions. In an effort to improve the efficiency of our operations, achieve greater automation and support the growth of our business, we are in the process of upgrading certain information systems and expect to implement a new version of our Oracle management information system at the beginning of fiscal 2008. As a result of these changes, we anticipate that we will have to modify a number of our operational processes and internal control procedures to conform to the work-flows of new or upgraded information systems. We will also have to undergo a process of validating the data in any new system to ensure its integrity and will need to train our personnel. We cannot assure you that these changes to our information systems will occur without some level of disruption of our operating processes and controls. Any material disruption, malfunction or similar problems with our information systems could negatively impact our business operations.

Our stock price is volatile.

Our common stock price has experienced substantial volatility in the past, and may remain volatile in the future. Volatility can arise as a result of a number of the factors discussed in this “Risk Factors” section, as well as divergence between our actual or anticipated financial results and published expectations of analysts, and announcements that we, our competitors, or our customers may make. Volatility in our common stock price and liquidity in our common stock may also be negatively affected by the one-for-seven reverse stock split of our common stock completed on September 22, 2006.

Risks Related to an Investment in the Notes

Hedging transactions and other transactions may affect the value of the notes.

Concurrently with the closing of the offering of the notes, we intend to use a portion of the net proceeds to purchase a call spread option relating to shares of our common stock from Deutsche Bank AG, London Branch (the “option seller”), an affiliate of Deutsche Bank Securities Inc. The call spread option is expected to reduce the potential dilution from conversion of the notes by effectively increasing the conversion price to us. The call spread option may subject us to certain risks and may not achieve the desired effect.

The mitigating effect of the call spread option on dilution will be capped, which means that the call spread option may not completely mitigate dilution from conversion of the notes as intended. For example, if all notes were converted on the expiration date of the call spread option, the exercise of the call spread option would not mitigate dilution to the extent the market price per share of our common stock at the time of conversion exceeded the higher strike price of the call spread option. See “Call Spread Option” below.

The option seller and its affiliates expect to engage in hedging transactions with respect to the call spread option. These hedging transactions involve entering into various derivative transactions such as swaps, with the initial hedging activity involving derivatives structured to achieve a similar position as would result from purchases of shares. Such hedging arrangements could increase the price of our common stock. These hedging transactions may occur in advance of and around the time of the pricing and offering of the notes and are expected to continue throughout the term of the call spread option.

The option seller, or any transferee of any of its positions, is likely to modify its hedge positions from time to time during the term of the call spread option by purchasing or selling shares of our common stock, our other securities or other instruments it may wish to use in connection with such hedging. The effect, if any, of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and the settlement methods under the call spread option and cannot be ascertained at this time, but any of these activities may adversely affect the value of the notes and our common stock, and as a result, the value of the common stock you will receive upon the conversion of the notes.

In connection with the call spread option described above, entities affiliated with DB may borrow shares in the stock loan market in advance of and around the time of the offering of the notes and may continue to borrow shares throughout the terms of the notes and the call spread option. These transactions may affect the liquidity and price to borrow shares in the stock loan market. We cannot assure you that such activity will not adversely affect the market price of our common stock and other equity-linked securities. In addition, the existence of the notes may encourage short selling in our common stock by market participants, which could depress the price of our common stock and other equity-linked securities.

Significant leverage and debt service obligations may adversely affect our cash flow and our ability to repay or repurchase the notes.

Upon the completion of this offering, we will have significant amounts of outstanding indebtedness, primarily related to the notes, our outstanding 3.75% Convertible Notes due February 1, 2008 and our outstanding 0.25% Convertible Senior Notes due 2013. At April 30, 2007, indebtedness on our outstanding convertible notes totaled $842 million in aggregate principal amount, of which $542.3 million in aggregate principal amount on our 3.75% convertible notes becomes due and payable on February 1, 2008.

As a result of this offering, our principal and interest payment obligations will increase substantially. We may be unable to generate sufficient cash to pay the principal of, interest on and other amounts due in respect of our indebtedness, including the notes, when due. We may also add equipment loans and lease lines to finance capital expenditures and may obtain additional long-term debt, working capital lines of credit and lease lines.

Our significant leverage could have important negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

•	reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and

•	making it difficult or impossible for us to pay the principal amount of the notes at maturity or the repurchase price of the notes upon a fundamental change, thereby causing an event of default under the indenture.

In addition, the notes will be our obligation exclusively. The indenture for the notes does not limit our ability, or that of our subsidiaries, to incur other indebtedness and liabilities. We may have difficulty paying what we owe under the notes if we or our subsidiaries incur additional indebtedness or other liabilities.

There currently is no public market for the notes being offered.

Prior to the sale of the notes in this offering, there has been no public market for any of the notes, and there can be no assurance as to:

•	the liquidity of any such market that may develop;

•	the ability of the holders to sell their notes; or

•	the price at which the holders would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than the principal amount or purchase price of the notes, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion of the notes on any automated quotation system.

The underwriter has advised us that it presently intends to make a market in the notes. The underwriter is not obligated, however, to make a market in the notes, and any such market-making may be discontinued at any time at the sole discretion of the underwriter. In addition, such market-making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

Holders of the notes may have to pay tax with respect to distributions on our common stock that they do not receive.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows holders of notes to receive more shares of common stock on conversion may increase those note holders’ proportionate interests in our earnings and profits or assets. In that case, U.S. holders (as defined under “Important United States Federal Income Tax Consequences”) could be treated as though they received a dividend in the form of our common stock under United States tax laws. Such a constructive stock dividend could be taxable to those note holders, although they would not actually receive any cash or other property. You should carefully consider the information under “Important United States Federal Income Tax Consequences.”

The notes are unsecured and contain no restrictive covenants.

The notes are not secured by our assets or those of our subsidiaries. The indenture does not limit our ability to incur debt, including secured debt. Accordingly, the notes are effectively subordinated to any of our existing or future secured debt to the extent of the assets securing that debt. In addition, the indenture does not contain any financial covenants or restrict our ability to repurchase our securities, pay dividends or make restricted payments, nor does it contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the requirement that we offer to repurchase the notes upon a fundamental change is limited to transactions specified in the definition of “fundamental change” and may not include other events that might adversely affect our financial condition. In addition, the requirement, if applicable, that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

We have not requested a rating of the notes from any rating agency and we do not anticipate that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

Holders of notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

A holder of notes will have rights with respect to our common stock only if and when we deliver shares of common stock to the holder upon conversion of its notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to a holder of notes, the holder will not be entitled to vote on the amendment, although any shares of our common stock that the holder later receives upon conversion will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. Similarly, if we declare a dividend, a holder of notes will only be entitled to the conversion rate adjustment, if any, provided for under “Description of the Notes—Anti-dilution Adjustments.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $439.6 million ($488.4 million if the underwriter exercises its option to purchase additional notes in full).

We intend to use approximately $38.3 million of the net proceeds from this offering (or approximately $42.5 million if the underwriter exercises its option to purchase additional notes in full) to purchase a call spread option with respect to our common stock. See “Call Spread Option” and “Capitalization.” The call spread option is intended to reduce the potential dilution from conversion of the notes.

We intend to use the remaining net proceeds from this offering for general corporate purposes. These purposes may include the repurchase of all or a portion of our outstanding 3.75% Convertible Senior Notes due February 1, 2008, or the repayment of the principal amount of those notes at maturity. We may acquire the outstanding 3.75% convertible notes through tender offers, open market purchases, privately negotiated transactions or otherwise.

CALL SPREAD OPTION

Concurrently with the closing of the offering of the notes, we will purchase from Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc. (such affiliate being referred to as the “option seller”), a call spread option on our common stock. The call spread option covers approximately 11.8 million shares of our common stock, which is the number of shares that are initially issuable upon conversion of the notes in full. We will pay the option seller an aggregate of approximately $38.3 million in consideration for their sale of the call spread option. The call spread option is a so-called “European” option, which means that it is exercisable only on its specified expiration date, which will be June 15, 2017.

The call spread option is designed to mitigate dilution from conversion of the notes to the extent that the market price per share of our common stock at the time of exercise of the call spread option is greater than approximately $38.15 (the “lower strike price”) and is less than or equal to approximately $43.95 (the “higher strike price”). The number of shares subject to the call spread option and the lower strike price and higher strike price will be subject to customary adjustments for transactions of this type similar to the conversion price adjustments in the indenture. However, there could be circumstances where the number of shares subject to the call spread option, the lower strike price or the higher strike price are adjusted and the conversion price of the notes is not adjusted.

If the market value of our common stock at the time of the exercise of the call spread option is above the lower strike price, we will receive from the option seller, for no additional consideration, shares of our common stock valued at an amount equal to the then current market price of our common stock minus the lower strike price, multiplied by the number of shares of common stock underlying the call spread option; provided, however, if the then current market price of our common stock exceeds the higher strike price, this amount will be determined by using the difference between the higher strike price and the lower strike price. Alternatively, and for no additional consideration on our part, we may elect to receive the amount calculated above from the option seller in cash upon our exercise of the option. If the market value of our common stock at the time of exercise of the call spread option is between the lower strike price and the higher strike price, in lieu of the settlement elections above, we may elect to receive from the option seller, upon payment by us of the aggregate exercise price of the option, the full number of shares of common stock underlying the call spread option.

If the market price of our common stock exceeds the higher strike price at time of exercise of the call spread option, the dilution mitigation under the call spread option will be capped, which means that the call spread option will not mitigate dilution from conversion of the notes to the extent the market price per share of our common stock exceeds approximately $43.95 at the time of conversion.

The call spread option is a contract entered into by us with the option seller, and is not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the call spread option.

CAPITALIZATION

The following table sets forth:

•	our total cash and cash equivalents, short-term investments and long-term investments, total long-term debt and total capitalization as of April 30, 2007; and

•	these amounts as adjusted to give effect to the sale of the notes (assuming that the underwriter’s option to purchase additional notes is not exercised), after deducting underwriting discounts and commissions, our estimated offering expenses and the approximately $38.3 million cost of the call spread option on our common stock.

The table does not take into account any repurchases of our outstanding 3.75% Convertible Notes due February 1, 2008 that we may make from the proceeds of this offering or otherwise. This table should be read in conjunction with our consolidated financial statements and the related notes as filed in our annual report on Form 10-K for our fiscal year ended October 31, 2006 and our quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2007.

	April 30, 2007
	Actual	As Adjusted (1)
	(in thousands, except for share data)

Cash and cash equivalents	$470,306	$871,621
Short-term investments	646,653	646,653
Long-term investments	105,556	105,556

Total cash and cash equivalents, short-term and long-term investments	$1,222,515	$1,623,830

3.75% Convertible Notes due February 1, 2008	$542,262	$542,262
0.25% Convertible Senior Notes due 2013	300,000	300,000
0.875% Convertible Senior Notes due 2017	—	450,000

Total debt	842,262	1,292,262

Stockholders’ equity:
Preferred stock—par value $0.01; 20,000,000 shares authorized; zero shares issued and outstanding actual and as adjusted	—	—
Common stock—par value $0.01; 140,000,000 shares authorized; 85,342,240 shares issued and outstanding actual and as adjusted (2)	853	853
Additional paid-in capital	5,520,902	5,482,652
Changes in unrealized gains on investments, net	(232)	(232)
Translation adjustment	(1,462)	(1,462)
Accumulated deficit	(4,727,934)	(4,727,934)

Total stockholders’ equity	792,127	753,877

Total capitalization	$1,634,389	$2,046,139

(1)	The “as adjusted” amounts reflect the approximately $38.3 million cost of the call spread option on our common stock to mitigate against exposure to dilution from the conversion of the notes.

(2)	Outstanding common stock does not include (i) 12.4 million shares of common stock reserved for issuance under our equity incentive plans, under which restricted stock units representing 1.2 million shares, at a weighted average grant date fair value of $27.23 per share, and options to purchase 7.0 million shares, at a weighted average exercise price of $48.66 per share were outstanding as of April 30, 2007, (ii) 3.4 million shares reserved for issuance under our Employee Stock Purchase Plan at April 30, 2007, (iii) 0.7 million shares of common stock issuable upon conversion of our 3.75% Convertible Notes due February 1, 2008, (iv) 7.6 million shares of common stock issuable upon conversion of our 0.25% Senior Convertible Notes due May 1, 2013 and (v) 11.8 million shares of common stock issuable upon conversion of the notes offered hereby.

DESCRIPTION OF THE NOTES

The notes will be issued under an indenture to be dated as of June 11, 2007, between us and The Bank of New York (the “trustee”), establishing the terms of the notes (the “indenture”). The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. A copy of the indenture will be filed by us with the SEC and will be available as described under the heading “Where You Can Find More Information” in the prospectus accompanying this prospectus supplement.

Brief Description of the Notes

The notes will be:

•	our general unsecured obligations;

•	pari passu in right of payment with any other senior unsecured indebtedness of ours;

•	senior in right of payment to any future indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to all present and future indebtedness and other obligations of our subsidiaries; and

•	effectively subordinated to all of our present or future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

General

The notes are convertible prior to maturity at the election of the holder (unless earlier repurchased) into shares of our common stock at the initial conversion rate of 26.2154 shares of our common stock per $1,000 in principal amount of notes, which is equal to an initial conversion price of approximately $38.15 per share, as described under “—Conversion of Notes.” We are offering $450,000,000 in aggregate principal amount of notes ($500,000,000 aggregate principal amount if the underwriter’s option to purchase additional notes is exercised in full). The notes will be issued only in denominations of $2,000 or in integral multiples of $1,000 in excess thereof. The notes will mature on June 15, 2017, unless earlier converted by you or repurchased by us at your option upon a fundamental change.

Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, granting liens, selling assets or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture.

The notes will bear interest at the annual rate of 0.875% commencing on the date of issuance. Interest will be payable on June 15 and December 15 of each year, beginning on December 15, 2007, subject to limited exceptions if the notes are converted or repurchased prior to the interest payment date. The record dates for the payment of interest will be June 1 and December 1. We will not, however, pay accrued interest on any notes that are converted except under the limited circumstances described under “—Conversion Procedures.” We may, at our option, pay interest on the notes by check mailed to the holders. However, beneficial owners of notes issued in global form will be paid by wire transfer in immediately available funds in accordance with DTC’s settlement procedures, and a holder of certificated notes with an aggregate principal amount in excess of $2.0 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest on the notes will accrue and be paid on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the following business day. The payment made on the following business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

We may, without the consent of the holders of notes, issue additional notes from time to time in the future with the same terms and the same CUSIP number as the notes offered hereby in an unlimited principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for U.S. federal income tax purposes. The notes offered hereby and any additional notes will constitute a single series of debt securities. This means that, in circumstances in which the indenture provides for the holders of notes to vote or take any action, the holders of notes offered hereby and the holders of any such additional notes will vote or take that action as a single class.

We will maintain an office in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully-registered book entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges as described under “—Conversion Procedures.”

Conversion of Notes

You may convert all or any portion of the principal amount of your notes in integral multiples of $1,000 (provided that the principal amount of any such notes to remain outstanding after such conversion is equal to $2,000 or any integral multiple of $1,000 in excess thereof) into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously repurchased. The conversion rate is initially 26.2154 shares of our common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $38.15 per share). The conversion rate in effect at any given time is referred to in this prospectus supplement as the “applicable conversion rate” and will be subject to adjustments as described below under “—Anti-Dilution Adjustments” and “—Adjustment to Conversion Rate Upon a Fundamental Change,” but will not be adjusted for accrued interest. The “applicable conversion price” at any given time is equal to the principal amount of a $1,000 note divided by the applicable conversion rate.

If you have submitted your notes for repurchase upon a fundamental change, you may only convert your notes if you withdraw your election in accordance with the indenture.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice and all other requirements for conversion having been satisfied, the “conversion date”), to the conversion agent. The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. Upon conversion, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in shares of our common stock.

We will not issue fractional shares of our common stock upon conversion of the notes. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis in respect of all the notes you have surrendered for conversion), you will be entitled to receive cash based on the closing sale price of our common stock on the trading day immediately preceding the conversion date.

Upon conversion of notes, you generally will not receive any cash payment of interest. By delivering to the holder the number of shares of our common stock issuable upon conversion of a note and any cash in lieu of fractional shares of common stock, we will be deemed to have satisfied all of our obligations with respect to such note through the conversion date. That is, we will not pay accrued but unpaid interest, if any, and we will not adjust the conversion rate to account for any accrued interest.

However, if you surrender your notes for conversion between the close of business on a record date and the opening of business on the next interest payment date, including the maturity date, you will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Consequently, when you surrender your notes for conversion during such period, you must pay funds equal to the interest payable on the principal amount being converted; provided no such payment by holders will be required for notes or portions of notes delivered for repurchase due to a fundamental change on a repurchase date occurring during the period from the close of business on a record date and ending on the opening of business on the next interest payment date, or if that interest payment date is not a business day, the next business day after the interest payment date.

The term “business day” means any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are authorized by law, regulation or executive order to remain closed.

If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax or duty is due because you request the shares to be issued or delivered in a name other than your own, in which case you will pay the tax or duty. Certificates representing our common stock will be issued or delivered only after all applicable taxes and duties payable by you, if any, have been paid.

Anti-dilution Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, from time to time, upon the occurrence of any of the following events:

(1) stock dividends in common stock—we pay or make a dividend or other distribution on our common stock, payable exclusively in shares of our common stock;

(2) issuance of rights or warrants—we issue to all or substantially all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at a price per share at less than the current market price (other than any rights or warrants that by their terms will also be issued to you upon conversion of your notes without any action required by us or any other person or that are distributed to our shareholders upon a merger or consolidation and taking into consideration in determining the price per share any consideration received by us for such rights and warrants and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by us); provided that the conversion rate will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration and as a result no additional shares are delivered or issued pursuant to such rights or warrants;

(3) stock splits and combinations—we:

•	subdivide or split the outstanding shares of our common stock into a greater number of shares;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock;

(4) distribution of indebtedness, securities or assets—we distribute by dividend or otherwise to all or substantially all holders of our common stock evidences of indebtedness, securities or assets or rights, options or warrants to purchase our securities (provided, however, that if these rights or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur), but excluding:

•	dividends or distributions described in paragraph (1) above;

•	rights or warrants described in paragraph (2) above;

•	dividends or distributions paid exclusively in cash described in paragraph (6), (7) or (8) below

(the “distributed assets”), in which event (other than in the case of a spin-off as described in clause (5) below), the conversion rate will be adjusted to be equal to the rate determined by multiplying:

•	the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution by

•	an adjustment factor equal to a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock on the date fixed for such determination minus the fair market value, as determined by our board of directors (or a committee thereof), whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one share of common stock.

For purposes of this clause (4) (unless otherwise stated), the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the earlier of the record date or the ex-dividend trading day for such distribution, and the new conversion rate will take effect immediately after the record date fixed for determination of the stockholders entitled to receive such distribution. Notwithstanding the foregoing, in cases where (a) the fair market value per share of the distributed assets equals or exceeds the current market price of our common stock, or (b) the current market price of our common stock exceeds the fair market value per share of the distributed assets by less than $1.00, in lieu of the foregoing adjustment, you will receive upon conversion, in addition to shares of our common stock, if any, the amount and type of distributed assets you would have received if you had converted your notes immediately prior to the record date for such distribution.

The “closing sale price” of our common stock on any date means the last reported closing price per share (or, if no last closing price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock then is listed, or if our common stock is not listed on a U.S. national or regional exchange, as reported on The NASDAQ

Stock Market, or if our common stock is not traded on The NASDAQ Stock Market, the “closing sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant dates as reported by the National Quotation Bureau Incorporated or any similar U.S. system of automated dissemination of quotations of securities prices. If our common stock is not so traded, the “closing sale price” will be the price as reported on the principal other market on which our common stock is then traded. In the absence of such quotations, our board of directors will make a good faith determination of the closing sale price.

The term “trading day” means a day during which trading in securities generally occurs on The NASDAQ Stock Market, or, if our common stock is not then traded on The NASDAQ Stock Market, then on the New York Stock Exchange or another national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange or quoted on The NASDAQ Stock Market, on the principal other market on which our common stock is then traded or quoted.

(5) spin-offs—we distribute to all or substantially all holders of our common stock shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit and which is traded on The NASDAQ Stock Market, the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market, which we refer to as a “spin-off,” in which case the conversion rate will be adjusted so that the same shall equal the rate determined by multiplying:

•	the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution by

•	an adjustment factor equal to the sum of the daily adjustments (as described below) for each of the 10 consecutive trading days beginning on the effective date of the spin-off.

The “daily adjustment” for any given trading day is equal to a fraction:

•	the numerator of which is the closing sale price of our common stock on that trading day plus the closing sale price of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of our common stock on that trading day, and

•	the denominator of which is the product of 10 and the closing sale price of our common stock on that trading day.

The adjustment to the conversion rate in the event of a spin-off will become effective on the tenth trading day from, and including, the effective date of the spin-off.

(6) cash distributions—we pay a dividend or make a distribution consisting exclusively of cash to all or substantially all holders of outstanding shares of common stock, in which event the conversion rate will be adjusted so that the same shall equal the rate determined by multiplying:

•	the conversion rate in effect immediately prior to the close of business on the date fixed for determination of stockholders entitled to receive such distribution by

•	an adjustment factor equal to a fraction, the numerator of which is the current market price of our common stock, and the denominator of which is the current market price of our common stock, minus the amount per share of such distribution.

For purposes of this clause (6), the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the ex-dividend trading day for such cash distribution, and the new conversion rate will take effect immediately after the record date fixed for determination of the stockholders entitled to receive such distribution.

Notwithstanding the foregoing, in cases where (a) the per share amount of such distribution equals or exceeds the current market price of our common stock or (b) the current market price of our common stock exceeds the per share amount of such distribution by less than $1.00, in lieu of the foregoing adjustment, you will receive upon conversion, in addition to shares of our common stock, if any, such distribution you would have received if you had converted your notes immediately prior to the record date for such distribution.

(7) tender or exchange offers—we (or one of our subsidiaries) make a payment in respect of a tender offer or exchange offer for any portion of our common stock, in which event, to the extent the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, as the case may be, the conversion rate will be adjusted so that the same shall equal the rate determined by multiplying:

•	the conversion rate immediately prior to close of business on the date of the expiration of the tender or exchange offer by

•	an adjustment factor equal to a fraction, the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in the tender or exchange offer and (b) the product of (i) the number of shares of our common stock outstanding less any such purchased shares and (ii) the closing sale price of our common stock on the trading day following the date of the expiration of the tender or exchange offer, and the denominator of which will be the product of (a) the number of shares of our common stock outstanding, including any such purchased shares, and (b) the closing sale price of our common stock on the trading day following the date of expiration of the tender or exchange offer. The adjustment pursuant to this clause (7) will become effective immediately after the opening of business on the second trading day following the date of expiration of the tender or exchange offer.

(8) repurchases—we (or one of our subsidiaries) make a payment in respect of a repurchase for our common stock the consideration for which exceeds the then-prevailing market price of our common stock (such amount, the “repurchase premium”), and that repurchase, together with any other repurchases of our common stock by us (or one of our subsidiaries) involving a repurchase premium concluded within the preceding 12 months not triggering a conversion price adjustment, results in the payment by us of an aggregate consideration exceeding an amount equal to 10% of the market capitalization of our common stock, the conversion rate will be adjusted so that the same shall equal the rate determined by multiplying:

•	the conversion rate immediately prior to the close of business on the date fixed for determination of the stockholders entitled to receive such distribution by

•	an adjustment factor equal to a fraction, the numerator of which is the current market price of our common stock and the denominator of which is (a) the current market price of our common stock, minus (b) the quotient of (i) the aggregate amount of all of the repurchase premiums paid in connection with such repurchases and (ii) the number of shares of common stock outstanding on the day following the date of the repurchase triggering the adjustment, as determined by our board of directors;

provided that no adjustment to the conversion rate will be made to the extent the conversion rate is not increased as a result of the above calculation, and provided further that the repurchases of our common stock effected by us or our agent in conformity with Rule 10b-18 under the Exchange Act will not be included in any adjustment to the conversion rate made under this clause (8).

For purposes of this clause (8):

•	the “market capitalization” will be calculated by multiplying the current market price of our common stock by the number of shares of common stock then outstanding on the date of the repurchase triggering the adjustment immediately prior to such repurchase,

•	the “current market” price will be the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the trading day following the date of the repurchase triggering the adjustment, and

•	in determining the repurchase premium, the “then-prevailing market price” of our common stock will be the average of the closing sale prices of our common stock for the five consecutive trading days ending on the relevant repurchase date.

If a payment would cause an adjustment to the conversion rate under both clause (7) and clause (8), the provisions of clause (8) shall control.

We may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you notice at least 15 days prior to the effective date of such change in the conversion rate, with a copy to the trustee and conversion agent, of such an increase in the conversion rate.

No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock or options, warrants or other rights to acquire our common stock (including the issuance of common stock pursuant to such options, warrants or other rights), in any transaction resulting in an exchange for fair market value, including in connection with a reduction of indebtedness or liabilities of us or any of our subsidiaries including, without limitation, upon the conversion of convertible securities outstanding on the date the notes were issued or pursuant to settlements with respect to claims related to any governmental or private litigation, dispute, investigation, proceeding or other similar action;

•	upon the issuance of any shares of our common stock pursuant to any present or future plan or similar arrangement providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any such plan or arrangement;

•	upon the issuance of any shares of our common stock or options or rights to purchase such shares pursuant to any present or future employee, director or consultant benefit plan or program or similar arrangement of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest, if any.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustment that is less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustment, and make such carried-forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (a) annually on the anniversary of the first date of issue of the notes and (b) otherwise (1) five business days prior to the stated maturity of the notes or (2) prior to any repurchase date, unless such adjustment has already been made.

Upon conversion of your notes into shares of our common stock, you will also receive the associated rights issued under our Rights Agreement dated December 29, 1997, as amended, or any other stockholder rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been exchanged.

In the case of consolidations, mergers, conveyances, sales or transfers of all or substantially all of our assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property, upon conversion of your notes, you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

For purposes of the foregoing, the type and amount of consideration that you would have been entitled to receive as a holder of our common stock in the case of consolidations, mergers, conveyances, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

No Right of Redemption

The notes are not redeemable prior to maturity.

No sinking fund is provided for the notes.

We may, to the extent permitted by law, at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Repurchase at Option of the Holder Upon a Fundamental Change

If a fundamental change (as defined below) occurs at any time prior to stated maturity, you may have the right to require us to purchase any or all of your notes for cash, at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to (but not including) the fundamental change repurchase date, unless such repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. For a discussion of the U.S. federal income tax treatment of a holder receiving cash, see “Important United States Federal Income Tax Consequences.”

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) our common stock (or other common stock into which the notes are convertible) is neither traded on The NASDAQ Stock Market, the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States; or

(2) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(3) we merge or consolidate with or into any other person (other than a subsidiary), another person (other than a subsidiary) merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•	pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(4) at any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor person to us).

However, notwithstanding the foregoing, holders of the notes will not have the right to require us to repurchase any notes under clauses (2) or (3) above (and we will not be required to deliver the fundamental change repurchase right notice incidental thereto), if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a fundamental change under clause (2) and/or clause (3) above consists of shares of common stock traded on The NASDAQ Stock Market, the New York Stock Exchange or another U.S. national securities exchange or quoted on or an established automated over-the-counter trading market in the United States (or will be so traded or quoted immediately following the merger or consolidation) and, as a result of the merger or consolidation, the notes become convertible into such shares of such common stock.

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The term “continuing directors” means, as of any date of determination, any member of our board of directors who (a) was a member of our board of directors on the date of the indenture or (b) becomes a member of our board of directors subsequent to that date and was appointed, nominated for election or elected to our board of directors with the approval of (1) a majority of the continuing directors who were members of our board of directors at the time of such appointment, nomination or election or (2) a majority of the continuing directors that were serving at the time of such appointment, nomination or election on a committee of our board of directors that appointed or nominated for election or reelection such board member.

The term “capital stock” means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person.

At least 20 business days prior to the anticipated date on which a fundamental change will become effective (or if we do not have actual notice of a fundamental change 20 business days prior to the effective date, as soon as we have actual notice of the fundamental change), we will provide to all holders of the notes, the trustee, the paying agent and the conversion agent a written notice (the “fundamental change notice”) stating:

(1) if applicable, whether we will adjust the conversion rate as described under “—Adjustment to Conversion Rate Upon a Fundamental Change”;

(2) the anticipated date on which the fundamental change will become effective; and

(3) whether we expect that holders of the notes will have the right to require us to repurchase the notes as described in this section.

In addition to the fundamental change notice, on or before the 20th trading day after the date on which a fundamental change transaction becomes effective (which fundamental change results in the holders of notes having the right to cause us to repurchase their notes), we will provide to all holders of the notes and the trustee and paying agent and conversion agent a notice of the occurrence of the fundamental change and of the resulting repurchase right (the “fundamental change repurchase right notice”).

Each fundamental change repurchase right notice will state, among other things:

•	the events giving rise to the fundamental change;

•	if we will adjust the conversion rate pursuant to a fundamental change that falls under clause (2), (3) or (4) of the definition of fundamental change, the conversion rate and any adjustments to the conversion rate;

•	the effective date of the fundamental change, if applicable;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	that the notes with respect to which the fundamental change repurchase right notice has been given by the holder may be converted only if the holder withdraws any repurchase notice previously delivered by the holder in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.

To exercise the fundamental change repurchase right, you must deliver, before the close of business on the second business day immediately preceding the repurchase date, the notes to be repurchased, together with the repurchase notice duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of the notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $2,000 or an integral multiple of $1,000 in excess thereof; and

•	that the notes are to be repurchased by us as of the fundamental change repurchase date pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your fundamental change repurchase notice must comply with appropriate DTC procedures.

If you exercise your right to have any portion of your note repurchased, you may not surrender that portion of your note for conversion unless you withdraw your repurchase notice in accordance with the indenture. You may withdraw any such repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the second business day prior to the repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, that remains subject to the repurchase notice.

If the notes are not in certificated form, the notice of withdrawal must comply with appropriate DTC procedures.

We will be required to repurchase the notes on a date chosen by us in our sole discretion that is no less than 20 and no more than 35 business days after the date of our mailing of the relevant fundamental change repurchase right notice, subject to extension to comply with applicable law. To receive payment of the repurchase price, you must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice. Holders will receive payment of the repurchase price promptly following the later of the repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent, other than us or a subsidiary of ours, holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then:

•	the notes will cease to be outstanding, and interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made and whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the repurchase price upon delivery or transfer of the notes).

We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

Adjustment to Conversion Rate Upon a Fundamental Change

If and only to the extent that you convert your notes in connection with a fundamental change described in clause (2), (3) or (4) of the definition of fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below; provided, however, that no increase will be made in the case of a fundamental change if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock traded on The NASDAQ Stock Market, the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

The number of additional shares will be determined by reference to the table below, based on the effective date of the fundamental change and the price (the “stock price”) paid per share for our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such fundamental change transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last closing sale prices of our common stock on each of the five consecutive trading days prior to but not including the effective date of such fundamental change.

A conversion of notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or after the effective date of the fundamental change and prior to the 45th day following the effective date of the fundamental change (or, if earlier and to the extent applicable, the close of business on the second business day immediately preceding the fundamental change repurchase date (as specified in the fundamental change repurchase right notice described under “—Repurchase at Option of the Holder Upon a Fundamental Change”)).

The stock prices set forth in the first row of the following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “—Anti-dilution Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by an adjustment factor equal to a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner and for the same events as the conversion rate as set forth under “—Anti-dilution Adjustments” above.

The following table sets forth the hypothetical increase in the conversion rate, expressed as a number of additional shares issuable per $1,000 initial principal amount of notes as a result of a fundamental change that occurs in the corresponding period:

Effective Date of	Stock Price ($)
Fundamental Change	$33.17	$37	$41	$45	$50	$55	$60	$70	$80	$90	$100	$125

June 5, 2007	3.93	3.20	2.55	2.06	1.59	1.24	0.98	0.61	0.38	0.24	0.14	0.02
June 15, 2008	3.93	3.35	2.66	2.14	1.65	1.28	1.01	0.63	0.39	0.24	0.14	0.02
June 15, 2009	3.93	3.49	2.76	2.21	1.69	1.31	1.02	0.63	0.39	0.23	0.14	0.02
June 15, 2010	3.93	3.63	2.85	2.26	1.72	1.32	1.02	0.62	0.38	0.22	0.13	0.02
June 15, 2011	3.93	3.74	2.91	2.29	1.72	1.30	1.00	0.59	0.35	0.20	0.11	0.01
June 15, 2012	3.93	3.82	2.93	2.28	1.68	1.26	0.95	0.54	0.31	0.17	0.09	0.00
June 15, 2013	3.93	3.85	2.90	2.21	1.60	1.16	0.86	0.47	0.25	0.13	0.06	0.00
June 15, 2014	3.93	3.79	2.77	2.05	1.43	1.00	0.71	0.36	0.17	0.08	0.03	0.00
June 15, 2015	3.93	3.56	2.48	1.74	1.13	0.74	0.48	0.20	0.08	0.02	0.00	0.00
June 15, 2016	3.93	2.99	1.85	1.13	0.60	0.32	0.17	0.04	0.00	0.00	0.00	0.00
June 15, 2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The stock prices and additional share amounts set forth above are based upon a closing sale price of $33.17 on June 5, 2007 and an initial conversion rate of 26.2154 shares of our common stock per $1,000 in principal amount of notes, which is equal to an initial conversion price of approximately $38.15 per share.

The exact stock price and conversion dates may not be set forth in the table in which case, if the stock price is:

•	between two stock price amounts on the table or the conversion date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $125.00 per share (subject to adjustment), no adjustment will be made to the conversion rate as a result of the fundamental change; or

•	less than $33.17 per share (subject to adjustment), no adjustment will be made to the conversion rate as a result of the fundamental change.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note exceed 30.1477 per $1,000 initial principal amount of the notes, after giving effect to the increase in the conversion rate described above, subject to anti-dilution adjustments described under “—Anti-dilution Adjustments.”

Consolidation, Merger and Sale of Assets

We may not, directly or indirectly, consolidate with or merge into any person in a transaction in which we are not the surviving corporation or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

(1) the successor person, if any, is:

(a) a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia, and

(b) such person assumes our obligations on the notes and under the indenture; and

(2) immediately after giving effect to the transaction, no default or event of default will have occurred and be continuing.

Notwithstanding the foregoing, we may merge with an affiliate solely for the purpose of reincorporating in another jurisdiction.

Events of Default

Each of the following is an “event of default” under the indenture:

(1) a default in the payment of any installment of interest upon any of the notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

(2) a default in the payment of all or any part of the principal of any of the notes as and when the same shall become due and payable at maturity;

(3) a default on the part of us in the performance, or breach by us, of any other covenant or agreement on our part as set forth in the notes or in the indenture (other than a covenant or agreement in respect of which a default or breach by us that is specifically dealt with in the other enumerated events of default), and continuance of such default or breach without cure or waiver for a period of 90 days after there has been given, by registered or certified mail, to us by the trustee, or to us and the trustee by the holders of at least 25% in principal amount of the notes at the time outstanding, a written notice specifying such failure and requiring the same to be remedied;

(4) we fail to pay the purchase price of any note when due (including, without limitation, on any repurchase date);

(5) we fail to deliver any shares of our common stock and cash in lieu of fractional shares upon conversion of notes within the time period required by the indenture;

(6) we fail to provide a timely fundamental change repurchase notice, if required by the indenture, if such failure continues for 30 days after we receive notice of our failure to do so;

(7) any indebtedness for money borrowed by us or one of our subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an aggregate outstanding principal amount in excess of $25 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such acceleration is not cured or rescinded, within 10 days after written notice;

(8) we fail or any of our subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) fail to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is at least $25 million, if the judgments are not paid, discharged or stayed within 60 days; and

(9) certain events in bankruptcy, insolvency or reorganization of us or any of our subsidiaries.

Notwithstanding the foregoing, the indenture will provide that, to the extent we so elect, the sole remedy for an event of default relating to the failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 90 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes. In order to elect to pay the additional interest as the sole remedy during the first 90 days after the occurrence of an event of default relating to the failure to comply with the requirements of Section 314(a)(1)

of the Trust Indenture Act in accordance with this paragraph, we must notify all holders of notes and the trustee and paying agent of such election in writing.

The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act first occurs to but not including the 90th day thereafter (or such earlier date on which the event of default relating to the requirements of Section 314(a)(1) of the Trust Indenture Act shall have been cured or waived). On such 90th day (or earlier, if the event of default relating to the requirements of Section 314(a)(1) of the Trust Indenture Act is cured or waived prior to such 90th day), the additional interest will cease to accrue and, if the event of default relating to the requirements of Section 314(a)(1) of the Trust Indenture Act has not been cured or waived prior to such 90th day, the notes will be subject to acceleration as provided below. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event that we do not elect to pay the additional interest upon an event of default relating to the requirements of Section 314(a)(1) of the Trust Indenture Act, the notes will be subject to acceleration as provided below.

If an event of default, other than an event of default described in clause (9) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. However, after such acceleration, provided that such rescission would not conflict with any judgment or decree of a court of competent jurisdiction, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal or interest of notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization with respect to us occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see “—Modification and Waiver” below.

In the event of a declaration of acceleration of the notes because an event of default described in clause (7) has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if such event of default triggering such declaration of acceleration pursuant to clause (7) shall have been remedied or cured by us or any of our subsidiaries or waived in writing by holders of the relevant indebtedness within 60 days of the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing events of default, except non-payment of principal or interest on the notes that became due and payable solely because of the acceleration of the notes, have been cured or waived and written evidence of such waiver shall have been given to the trustee.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to it. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal or interest on any note when due;

•	we fail to convert any note in accordance with the provisions of the note and the indenture; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, an officers’ certificate as to whether or not Ciena, to such officers’ knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes in accordance with the terms of the indenture. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity or reduce the principal amount of or interest on any note;

•	change the place or currency of payment of principal of or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	modify the provisions with respect to a holder’s rights our obligation to repurchase notes upon a fundamental change in a manner adverse to holders, including our obligations to repurchase the notes following a fundamental change;

•	adversely affect the right of holders under the conversion provisions of the notes;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with the provisions of the indenture;

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage in principal amount required for modification or waiver or to provide for consent of each affected holder of notes;

•	waive a default or event of default in the payment of principal or interest on the notes, except as provided in the indenture; or

•	modify the ranking or priority of any note in any manner adverse to the holders of the notes.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder in any material respect.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding if all outstanding notes have or will become due and payable at their scheduled maturity within one year and we have deposited with the trustee or a paying agent an amount sufficient to pay and discharge all outstanding notes; provided, however, that the foregoing will not discharge our obligation to effect conversion, registration of transfer or exchange of securities in accordance with the terms of the indenture.

Transfer and Exchange

We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	act as the paying agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, registration of transfer or exchange or conversion will, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

We may, to the extent permitted by law, at any time, and from time to time, repurchase notes in the open market or otherwise at any price or prices. Any notes repurchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries will be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Calculations in Respect of the Notes

We will be responsible for making many of the calculations called for under the notes. These calculations include, but are not limited to, determination of the closing sale price of our common stock in the absence of reported or quoted prices and adjustments to the conversion rate. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on the holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely conclusively on the accuracy of our calculations without independent verification.

No Personal Liability of Directors, Officers, Employees or Stockholders

No director, officer, employee, incorporator or stockholder of Ciena, as such, will have any liability for any obligations of Ciena under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The Bank of New York has agreed to serve as the trustee, paying agent and conversion agent under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We will initially issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form, called “certificated securities,” will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC, called “participants” and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriter, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies, called “indirect participants,” that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited will be designated by the underwriter. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cutoff times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and of the common stock acquired upon conversion of the notes. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations issued under the Code, published rulings and court decisions, all as in effect on the date hereof. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, referred to as the “IRS,” might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of the notes or our common stock could differ from those described below.

As used herein, “U.S. Holder” means a beneficial owner of the notes or the common stock who or which is:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of the notes or the common stock who or which is a nonresident alien or a corporation, trust or estate for U.S. federal income tax purposes that is not a U.S. Holder.

If a partnership or other entity taxable as a partnership holds the notes or the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partnership or other entity owning the notes or the common stock, and any owner of an interest in any such partnership or other entity, should consult its own tax advisor as to the tax consequences of the purchase, ownership and disposition of the notes and the common stock.

This description generally applies only to investors that purchase notes for cash in the initial offering at their issue price, which is the first price at which a substantial amount of the notes are sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and that hold the notes and common stock as “capital assets” (generally, for investment). This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons holding notes or common stock as part of a position in a ‘’straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes). In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

We urge prospective investors to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or foreign taxing jurisdiction or under any applicable treaty or the possible effects of changes in the United States federal and other tax laws.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that apply to U.S. Holders of notes or common stock.

Interest

Stated interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is received or accrued in accordance with the U.S. Holder’s regular method of accounting.

Sale or Exchange of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale or exchange (other than a conversion of the note into common stock). The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note, except that any portion of the amount realized that is attributable to accrued but unpaid interest should not be taken into account when computing gain or loss. The portion of the amount realized that is attributable to accrued but unpaid interest should instead be recognized as ordinary interest income to the extent not previously included in income.

A U.S. Holder’s adjusted tax basis in a note will generally equal the amount the U.S. Holder paid for the note if the U.S. Holder is a cash basis taxpayer. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note.

Gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Conversion of the Notes

A U.S. Holder who converts a note into our common stock will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. The U.S. Holder’s aggregate adjusted basis in the common stock will equal its adjusted basis in the note (less the portion of the basis allocable to a fractional share of common stock for which cash is received), and the U.S. Holder’s holding period for the stock will include the period during which the U.S. Holder held the note. The receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis allocable to such fractional share.

Dividends on Common Stock

If a U.S. Holder converts a note into common stock and we make a distribution (other than certain distributions of our own stock) in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s common stock to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain.

Recent legislation provides for special treatment of dividends paid to individual taxpayers in taxable years beginning before January 1, 2011. Under this legislation, dividend income that is received by individual taxpayers and that satisfies certain requirements is generally subject to tax at a favorable rate. We are required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits.

If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

Constructive Dividends to Holders of Notes or Common Stock

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those note holders’ proportionate interests in our earnings and profits or assets. In that case, those note holders could be treated as though they received a dividend in the form of our common stock. Such a constructive stock dividend could be taxable to those note holders, although they would not actually receive any cash or other property. For example, such a taxable constructive stock dividend would occur if the conversion price were adjusted to compensate U.S. Holders of notes for distributions of cash or property to our stockholders. However, a change in conversion price to prevent the dilution of the note holders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase note holders’ proportionate interests in our earnings and profits or assets and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the note holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to those stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital up to the holder’s basis in the common stock, and the remainder being treated as capital gain as more fully described above.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. A U.S. Holder’s adjusted tax basis in common stock received upon conversion of a note will generally be as described above in “—Conversion of the Notes.” Gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the U.S. Holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and the common stock and the IRS amounts paid or accrued on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder may be subject to backup withholding on payments made on the notes and dividends paid on the common stock, and on the proceeds from a sale of the notes or the common stock, at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent (or the broker or other relevant paying agent) with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or (c) in certain circumstances, has failed to certify under penalties of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that apply to Non-U.S. Holders of notes or common stock. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” certain United States expatriates and investors in entities that are treated as partnerships for United States federal income tax purposes. Such Non-U.S. Holders and, if applicable, owners of interests in such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest

Interest paid to a Non-U.S. Holder of the notes will not be subject to United States federal withholding tax under the “portfolio interest exception,” provided that:

(1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

(2) the Non-U.S. Holder is not

(A) a controlled foreign corporation that is related to us through stock ownership or

(B) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(3) the beneficial owner of the note provides its name and address and certifies, under penalties of perjury, that it is not a United States person. Such certification is generally made on an IRS Form W-8BEN or a suitable substitute form.

Interest paid to a Non-U.S. Holder that does not qualify for the portfolio interest exception and that is not effectively connected with a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A Non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to interest that is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such interest is attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Such effectively connected interest received by a Non-U.S. Holder that is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the interest is effectively connected with a United States trade or business, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable. Such certificate must contain, among other information, the name and address of the Non-U.S. Holder.

Non-U.S. Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Conversion of the Notes

A Non-U.S. Holder who converts a note into common stock will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. Cash received in lieu of a fractional share on conversion may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. The Non-U.S. Holder’s aggregate adjusted basis in the common stock will equal the Non-U.S. Holder’s adjusted basis in the note (less the portion of the basis allocable to a fractional share of common stock for which cash is received), and the Non-U.S. Holder’s holding period for the stock will include the period during which the Non-U.S. Holder held the note.

Dividends

Subject to the discussion below of backup withholding, dividends paid on the common stock to a Non-U.S. Holder (including any deemed dividend payments as discussed in “Consequences to U.S. Holders—Constructive Dividends to Holders of Notes or Common Stock”) generally will be subject to a 30% U.S. federal withholding tax, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If dividends paid on the common stock to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s trade or business in the United States, the Non-U.S. Holder will be required to pay United States federal income tax on that dividend on a net income basis generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any dividend income that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dispositions of Notes and Common Stock

Generally, a Non-U.S. Holder will not be subject to federal income tax on gain realized upon the sale, exchange, conversion or other disposition of a note or common stock unless: (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States, or (c) we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the 5-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. In the case of a disposition of our common stock, even if we were a U.S. real property holding corporation, such gain would not be taxable under the rules described in clause (c) in the preceding sentence if the common stock is regularly traded on an established securities market and the Non-U.S. holder owns no more than 5% of our common stock. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

If the first exception (i.e., for an individual present in the United States for 183 days or more in the taxable year of the disposition) applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the Non-U.S. Holder’s United States-source capital gains for the taxable year of the disposition exceed its capital losses allocable to United States sources for such year.

If the second exception (i.e., for gain that is effectively connected with the conduct of a United States trade or business) applies, the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the disposition in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, Non-U.S. Holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate, or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each Non-U.S. Holder any amount paid with respect to the notes and the amount of any dividend paid on the common stock in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a note or common stock effected outside the United States by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is, for United States federal income tax purposes, one of the following: (a) a United States person, (b) a controlled foreign corporation, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, (d) a foreign partnership with specified connections to the United States, or (e) a U.S. branch of a foreign bank or insurance company.

Payment of the proceeds from a sale of a note or common stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS on a timely basis.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Deutsche Bank Securities Inc. has agreed to purchase from us $450,000,000 principal amount of notes at the public offering price less underwriting discounts and commissions.

The underwriting agreement provides that the obligations of Deutsche Bank Securities Inc. to purchase the notes offered hereby are subject to certain conditions precedent and that Deutsche Bank Securities Inc. will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

The following table shows the per note and total underwriting discounts and commissions to be paid to Deutsche Bank Securities Inc. Such amounts are shown assuming both no exercise and full exercise of Deutsche Bank Securities Inc.’s option to purchase an additional $50,000,000 aggregate principal amount of notes.

	Paid by Us
	No Exercise	Full Exercise

Per Note	2.25%	2.25%
Total	$10,125,000	$11,250,000

We have been advised by Deutsche Bank Securities Inc. that Deutsche Bank Securities Inc. proposes to offer the notes to the public at the public offering price set forth on the cover of this prospectus. After the initial public offering, representatives of Deutsche Bank Securities Inc. may change the offering price and other selling terms.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $310,000.

We have agreed to indemnify Deutsche Bank Securities Inc. against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments Deutsche Bank Securities Inc. may be required to make in respect of any of these liabilities.

We have granted to Deutsche Bank Securities Inc. an option, exercisable not later than five days after the date of this prospectus supplement, to purchase up to $50,000,000 aggregate principal amount of additional notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. Deutsche Bank Securities Inc. may exercise this option only to cover over-allotments made in connection with the sale of the notes offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional notes to Deutsche Bank Securities Inc. to the extent the option is exercised. If any additional notes are purchased, Deutsche Bank Securities Inc. will offer the additional notes on the same terms as those on which the notes are being offered.

We and our executive chairman, our president and chief executive officer and our senior vice president, finance and chief financial officer have agreed with Deutsche Bank Securities Inc. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for notes of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus; however, these agreements are subject to a number of significant exceptions and, in any event, may be waived with the prior written consent of Deutsche Bank Securities Inc.

We intend to use a portion of the net proceeds of this offering to purchase a call spread option, the exposure for which will be held by Deutsche Bank AG, London Branch with Deutsche Bank AG, New York Branch acting as agent, an affiliate of Deutsche Bank Securities Inc. (such affiliate being referred to as the “option seller”). In connection with this call spread option, the option seller will enter into various derivative transactions prior to, at or after the pricing of the notes. See “Call Spread Option” and “Capitalization.” Such hedging arrangements could increase the price of our common stock. The option seller or any transferee of any of its positions, is likely to modify its hedge position from time to time during the term of the call spread option, by purchasing or selling shares of our common stock, our other securities or other instruments it may wish to use in connection with such hedging. The effect, if any, of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and the settlement methods under the call spread option and cannot be ascertained at this time, but any of these activities may adversely affect the value of the notes and our common stock, and as a result, the value of the common stock you will receive upon the conversion of the notes.

Deutsche Bank Securities Inc. has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. Deutsche Bank Securities Inc. may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, Deutsche Bank Securities Inc. may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by Deutsche Bank Securities Inc. of a greater principal amount of notes than Deutsche Bank Securities Inc. is required to purchase in the offering. Covered short sales are sales made in an amount not greater than Deutsche Bank Securities Inc.’s option to purchase additional notes from us in the offering. Deutsche Bank Securities Inc. may close out any covered short position by either exercising its option to purchase additional notes or purchasing notes in the open market. In determining the source of notes to close out the covered short position, Deutsche Bank Securities Inc. will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which it may purchase notes through the over-allotment option. Naked short sales are any sales in excess of the over-allotment option. Deutsche Bank Securities Inc. must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if Deutsche Bank Securities Inc. is concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by Deutsche Bank Securities Inc. in the open market prior to the completion of the offering. Deutsche Bank Securities Inc. may discontinue these stabilization transactions at any time.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

Deutsche Bank Securities Inc. has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be lawfully issued or passed on.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on Internet web sites maintained by Deutsche Bank Securities Inc. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on Deutsche Bank Securities Inc.’s web site and any information contained in any other web site maintained by Deutsche Bank Securities Inc. is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which the accompanying prospectus forms a part.

LEGAL MATTERS

The legal validity of the notes offered hereby will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland and for the underwriter by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, DC.

This prospectus relates to an effective registration statement under the Securities Act of 1933, but is not complete. You should refer to the accompanying prospectus supplement or other accompanying offering material for a description of the securities offered by this prospectus and other important information.

Ciena Corporation

Convertible Senior Notes due 2017

This prospectus relates to our Convertible Senior Notes due 2017 that we may offer and sell. The notes will be convertible into our common stock.

The terms of the notes that are offered, and other information, will be set forth in one or more supplements to this prospectus, post-effective amendments to the registration statement of which this prospectus is a part, or in one or more documents incorporated by reference herein.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “CIEN.”

Investing in our securities involves risks. See “Risk Factors” contained in the accompanying prospectus supplement and in the documents incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Deutsche Bank Securities

The date of this prospectus is June 4, 2007.

You should rely only on the information provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell the Notes in any jurisdiction where the offer or sale of the Notes is not permitted. You should not assume that the information appearing in this prospectus, the accompanying prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “us” and “our” refer to Ciena Corporation.

We have a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year. For purposes of financial statement presentation, each fiscal year is described as having ended on October 31. Fiscal 2002, fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006 each comprised 52 weeks.

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FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus and the accompanying prospectus supplement discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in the accompanying prospectus supplement and are disclosed in the information incorporated by reference in this prospectus, including in Item 1A, Risk Factors, page 41, of our Form 10-Q for the fiscal quarter ended April 30, 2007.

We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These filings and other information that we file electronically with the SEC are available at the Internet website maintained by the SEC at http://www.sec.gov.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933 relating to the notes that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and any notes that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the location listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 0-21969, that have been previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1) Our Annual Report on Form 10-K for the fiscal year ended October 31, 2006;

(2) Our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 31, 2007 and April 30, 2007;

(3) Our Current Reports on Form 8-K filed on December 14, 2006 (reporting under Item 5.02) and April 5, 2007 (reporting under Items 5.02 and 9.01).

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(4) The description of our common stock set forth in our registration statement on Form 8-A filed on January 13, 1997, including any amendment or report filed with the SEC for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is terminated. We do not incorporate by reference additional documents or information furnished to, but not filed with, the SEC.

You may obtain copies of any of these filings through Ciena Corporation as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Investor Relations
Ciena Corporation
1201 Winterson Road
Linthicum, Maryland 21090
(410) 865-8500
www.ciena.com
ir@ciena.com

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

THE COMPANY

Ciena Corporation is a supplier of communications networking equipment, software and services that support the delivery and transport of voice, video and data services. Our products are used in communications networks operated by telecommunications service providers, cable operators, governments and enterprises around the globe. We specialize in transitioning legacy communications networks to converged, next-generation architectures, capable of efficiently delivering a broader mix of high-bandwidth services. By improving network productivity, reducing costs and enabling integrated services offerings, our products create business and operational value for our customers.

During the past several years, we have taken a number of significant steps to position Ciena to take advantage of market opportunities we see arising from increased demand for a broader mix of high-bandwidth services and new communications applications. Consumer demand for high-speed voice, video and data services and enterprise demand for reliable and secure connectivity are driving network transition to more efficient, simplified network infrastructures, better suited to handle higher bandwidth, multiservice traffic. To pursue these opportunities, we have expanded our product portfolio and enhanced product functionality through internal development, acquisition and partnerships. We have sought to build upon our historical expertise in core optical networking by adding complementary products in the metro and access portions of communications networks. This strategy has enabled us to increase penetration of our historical telecommunications service provider customers with additional products, and allowed us to broaden our addressable markets to include customers in the cable, government and enterprise markets.

Our principal office is located at 1201 Winterson Road, Linthicum, Maryland 21090, and our telephone number is (410) 865-8500.

USE OF PROCEEDS

We intend to use the net proceeds from this offering as set forth in the accompanying applicable prospectus supplement.

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RATIO OF EARNINGS TO FIXED CHARGES

						Six
						Months
						Ended
	Fiscal Years Ended October 31,					April 30,
	2002	2003	2004	2005	2006	2007

Ratio of earnings to fixed charges	—	—	—	—	1.07	2.8
Earnings deficiency	$1,486,764	$385,261	$788,343	$434,379	—	—

For the years ended October 31, 2002, 2003, 2004 and 2005, earnings were inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.

These computations include us and our consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes, plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense under operating leases that we deem to be representative of the interest factor.

LEGAL MATTERS

Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with an opinion as to the legal validity of the notes offered hereby.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Ciena Corporation

$450,000,000

0.875% Convertible Senior Notes due 2017

Deutsche Bank Securities

Prospectus Supplement June 6, 2007